Exhibit 99.1

Eco Wave Power Reports Q1 2026 Results and Advances Positioning in AI-Driven Energy Infrastructure

Company completes U.S. pilot project, advances global portfolio and positions wave energy within emerging AI-driven energy infrastructure market, while reducing Q1 operating expenses by 11%

Stockholm, Sweden – May 7, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to report its financial results as of and for the three months ended March 31, 2026, and provide a corporate update.

Management Commentary

Q1 2026 marked a period of continued operational execution and strategic positioning for Eco Wave Power, as the Company advanced its global project portfolio while aligning its technology with one of the most significant emerging drivers of energy demand: artificial intelligence.

The rapid acceleration of artificial intelligence is driving unprecedented demand for energy infrastructure, particularly for data centers and high-performance computing facilities. Industry leaders, including NVIDIA, have emphasized that energy availability is becoming a key constraint to scaling AI deployment globally.

During the quarter, the Company reduced operating expenses by 11% compared to Q1 2025, reflecting disciplined cost management across research and development, sales and marketing, and general and administrative functions. Eco Wave Power ended the quarter with $5.3 million in cash and short-term deposits, supporting its ongoing development activities and global expansion. In parallel, the Company continued advancing its operational projects while taking initial steps to position wave energy as part of the foundational energy layer required for the continued expansion of AI infrastructure.

Positioning Within the Emerging AI Energy Infrastructure Market

During the quarter, Eco Wave Power was featured during the keynote presentation delivered by NVIDIA’s CEO, Jensen Huang, at the NVIDIA GTC conference, which highlighted the critical role of energy infrastructure in enabling the continued growth of artificial intelligence.

In April 2026, the Company was also featured across NVIDIA’s social media platforms, further emphasizing the relevance of renewable energy solutions in supporting AI-driven infrastructure.

Eco Wave Power believes that its proprietary wave energy technology is uniquely positioned to support the emerging energy needs of coastal and nearshore infrastructure, including data centers, by providing a predictable and scalable source of renewable energy.

In parallel, the Company has initiated discussions with data center developers and infrastructure partners to explore the integration of wave energy into AI-focused energy solutions.

The Company is actively evaluating opportunities to position wave energy as part of the broader energy ecosystem required to support next-generation computing infrastructure.

Israel: EWP-EDF One Jaffa Port Wave Energy Pilot Project

Eco Wave Power continued the successful operation of its EWP-EDF One project at the Port of Jaffa, the first wave energy installation in Israel to supply electricity to the national grid.

During the quarter, the system demonstrated stable performance and reliability under real sea conditions, including record production levels during peak wave events. The project continues to validate the Company’s technology in real-world environments, including grid integration, durability, and cost efficiency.

As a grid-connected, nearshore renewable energy solution, the Jaffa project also serves as a model for how wave energy can support energy demand in coastal regions, including potential future applications in powering data centers and AI-related infrastructure.

The project remains a key foundation for future commercial-scale deployments, including the integration of advanced data analytics and AI-driven optimization tools such as the Company’s planned WaveGPT platform.

United States: Port of Los Angeles Pilot Project

Eco Wave Power successfully completed and submitted the final report for its pilot project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy.

The project validated the technical, regulatory and economic feasibility of deploying wave energy systems integrated into existing coastal infrastructure, without the need for offshore construction or seabed connection.

The pilot demonstrated cost efficiency, operational reliability, and simplified permitting pathways, positioning Eco Wave Power’s technology as a scalable solution for deployment near major coastal population centers.

The Company’s technology was also highlighted in a report by the U.S. Department of Energy’s National Renewable Energy Laboratory (NREL), which emphasized the economic and deployment advantages of coastal infrastructure-integrated wave energy systems, including reduced installation complexity and the ability to leverage existing marine structures.

Given the increasing concentration of data centers and digital infrastructure in coastal regions, the Company believes its technology can play a role in supporting localized energy demand, including for AI-driven applications.

The project will continue to serve as a demonstration and educational platform for wave energy technology.

Portugal: Eco Wave Power Advances Megawatt-Scale Wave Energy Project in Portugal

Eco Wave Power continued advancing its first megawatt-scale wave energy project in Porto, Portugal, under its 20 MW concession agreement.

During the quarter, the Company progressed grid connection agreements, engineering validation, and execution planning, marking the transition of the project toward construction readiness.

The project represents an important step toward commercial-scale deployment and is expected to provide operational experience for larger installations.

The Company is currently awaiting further updates from APDL following a structural assessment of the breakwater after a storm event.

Taiwan First Wave Energy Project

Eco Wave Power continued advancing its first wave energy project in Taiwan in collaboration with I-Ke International Ocean Energy Co.

The project includes local manufacturing of floaters and deployment of a turnkey system, supporting the development of regional wave energy capabilities.

The project represents an important step in expanding Eco Wave Power’s presence in Asia-Pacific and demonstrates the adaptability of its technology across different markets.

As Taiwan continues to invest in digital infrastructure and advanced technologies, the Company believes wave energy can contribute to the region’s long-term renewable energy mix, including potential future demand from data centers and AI-related infrastructure.

India: An MOU with BPCL to Harness India’s Wave Energy Potential

Eco Wave Power continued advancing its collaboration with Bharat Petroleum Corporation Limited (BPCL) to explore wave energy deployment in India.

The initiative begins with a site-assessment study and is expected to lead to a pilot installation at BPCL’s Mumbai Oil Terminal.

India represents a significant opportunity due to its extensive coastline and growing energy demand. The Company believes wave energy could play a role in supporting future industrial and digital infrastructure growth in India.

South Africa: Port of Ngqura Feasibility Study

Eco Wave Power completed a feasibility study for a potential wave energy installation at the Port of Ngqura, indicating the potential for approximately 8.3 MW of installed capacity.

The study confirmed favorable site conditions and the suitability of existing coastal infrastructure for deployment.

The project represents Eco Wave Power’s initial entry into the African market and aligns with its strategy to expand into regions with strong wave resources and growing demand for renewable energy.

CEO Commentary:

Dear Shareholders,

The first quarter of 2026 reflects both continued operational progress and an important evolution in how we position Eco Wave Power within the global energy landscape.

While we remain focused on executing our core projects across multiple regions, it is becoming increasingly clear that the global energy market is undergoing a structural shift driven by the rapid expansion of artificial intelligence.

AI is no longer only a technology story - it is an infrastructure story. The growth of data centers and high-performance computing is creating unprecedented demand for reliable, scalable and sustainable energy sources. Industry leaders, including NVIDIA, have emphasized that energy availability is becoming one of the primary constraints to further AI expansion.

During this quarter, Eco Wave Power was featured during the keynote presentation of Jensen Huang at NVIDIA’s GTC conference, as well as across NVIDIA’s social media platforms. We view this visibility not as an endpoint, but as an indication that the role of energy in enabling AI is moving to the forefront of global discussion.

We believe that wave energy, particularly in nearshore and coastal environments, can play a meaningful role in addressing this challenge. Our technology offers a predictable and scalable renewable energy solution that can be deployed close to population centers and infrastructure hubs, where energy demand is expected to grow significantly.

At the same time, we continue to execute across our global portfolio - from the successful operation of our project in Israel, to the completion of our pilot in the United States, and the advancement of our megawatt-scale project in Portugal. Each of these projects strengthens our technological foundation and positions us for future growth.

We have also begun discussions with data center developers and infrastructure partners to explore how wave energy can be integrated into future energy solutions supporting AI and digital infrastructure.

We remain disciplined in our financial management, focused on execution, and committed to building long-term value.

As we move forward, our strategy is clear: continue advancing our technology and projects, while positioning Eco Wave Power to participate in one of the most significant shifts in global energy demand in decades.

Sincerely,

Inna Braverman, Chief Executive Officer

First quarter 2026 Financial Overview

Operating expenses for the period of three months ended March 31, 2026, were $682 thousand, down by $83 thousand from the same period last year.

●	Research and development expenses decreased by $41 thousand, or 23%, to $140 thousand, compared to $181 thousand in the same period last year.

●	Sales and marketing expenses decreased by $6 thousand, or 8%, to $71 thousand, compared to $77 thousand in the same period last year.

●	General and administrative expenses decreased by $40 thousand, or 7%, to $499 thousand, compared to $539 thousand in the same period last year.

●	Other income generated during the first quarter of 2026 was $52 thousand, compared to $54 thousand in the same period last year. Other income during 2025 and 2026 was primarily derived from technology demonstrations and development support activities in India and in the United States, respectively, as well as management fees from a joint venture received by the Company.

●	Share of net loss of a joint venture accounted for using the equity method was $24 thousand.

●	Operating loss decreased by $83 thousand, or 11%, to $682 thousand, compared to $765 thousand in the same period last year.

●	Net financial income decreased by $273 thousand, resulting in net financial expense of $13 thousand, compared to net financial income of $260 thousand in the same period last year. The change was primarily attributable to foreign exchange rate fluctuations, including the appreciation of the Swedish Krona and of the New Israeli Shekel against the U.S. dollar.

●	Net loss was $695 thousand, compared to $505 thousand in the same period last year.

●	As of March 31, 2026, the Company held $5.29 million in total liquidity, consisting of $5.04 million in cash and cash equivalents and $0.25 million in restricted short-term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Tuesday, May 12, 2026, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011(international). If requested, please provide participant access code: 663161.

●	The event will be webcast live, available at: https://www.webcaster5.com/Webcast/Page/2922/54013

●	You may submit your questions for the call until May 10, 2026 at 1:00 PM Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Monday, May 25, 2026. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 54013. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise-driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure - Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that its proprietary wave energy technology is uniquely positioned to support the emerging energy needs of coastal and nearshore infrastructure including data centers, the Company’s initiation of discussions with data center developers and infrastructure partners to explore integration of wave energy into AI-focused energy solutions, the expectation that the EWP-EDF One project in Israel remains a key foundation for future commercial-scale deployments including the integration of advanced data analytics and AI-driven optimization tools such as the planned WaveGPT platform, the belief that the Port of Los Angeles installation will continue to serve as an educational and demonstrational pilot project showcasing wave energy technology, the belief that the Company’s technology can play a role in supporting localized energy demand including for AI-driven applications, the advancement of the megawatt-scale wave energy project in Portugal including the expectation that the project will provide operational experience for larger installations, the Company awaiting further updates from APDL following a structural assessment of the breakwater after a storm event, the advancement of the Taiwan wave energy project including local manufacturing of floaters and deployment of a turnkey system in collaboration with I-Ke International Ocean Energy Co. and the potential for wave energy to contribute to the region’s long-term renewable energy mix, the collaboration with Bharat Petroleum Corporation Limited (BPCL) to explore wave energy deployment in India including the expectation that the initiative will lead to a pilot installation at BPCL’s Mumbai Oil Terminal and the belief that wave energy could support future industrial and digital infrastructure growth in India, the completion of a feasibility study for a potential wave energy installation at the Port of Ngqura in South Africa indicating approximately 8.3 MW of installed capacity and the Company’s strategy to expand into regions with strong wave resources and growing demand for renewable energy, and the belief that maintaining a diversified global project pipeline will allow the Company to continue progressing toward commercial-scale wave energy deployments while strengthening its position within the global renewable energy sector. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31, 2026	December 31, 2025
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,041	6,022
Restricted short-term bank deposits	248	251
Trade receivables	132	9
Other receivables and prepaid expenses	219	254
TOTAL CURRENT ASSETS	5,640	6,536

NON-CURRENT ASSETS:
Property and equipment, net	895	929
Right-of-use assets, net	99	137
Investments in a joint venture accounted for using the equity method	517	534
TOTAL NON-CURRENT ASSETS	1,511	1,600
TOTAL ASSETS	7,151	8,136
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,050	1,042
Current maturities of long-term loan	151	139
Accounts payable and accruals:
Trade	69	130
Other	960	1,181
Short term lease liabilities	93	133
TOTAL CURRENT LIABILITIES	2,323	2,625

NON-CURRENT LIABILITIES:

Long-term loan
	11	24
TOTAL NON-CURRENT LIABILITIES	11	24

TOTAL LIABILITIES	2,334	2,649

EQUITY:
Common shares	102	102
Share premium	25,882	25,882
Treasury shares	(77)	(77)
Foreign currency translation reserve	(1,443)	(1,466)
Accumulated deficit	(19,461)	(18,768)
Capital and reserves attributable to parent company shareholders	5,003	5,673
Non-Controlling interest	(186)	(186)
TOTAL EQUITY	4,817	5,487
TOTAL LIABILITIES AND EQUITY	7,151	8,136

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended
	March 31
	2026	2025
	In USD thousands
OPERATING EXPENSES
Research and development expenses	(140)	(181)
Sales and marketing expenses	(71)	(77)
General and administrative expenses	(499)	(539)
Other income	52	54
Share of net loss of a joint venture accounted for using the equity method	(24)	(22)
TOTAL OPERATING EXPENSES	(682)	(765)

OPERATING LOSS	(682)	(765)

Financial expenses	(43)	(19)
Financial income	30	279
FINANCIAL INCOME (EXPENSES) - NET	(13)	260

NET LOSS	(695)	(505)

ATTRIBUTABLE TO:
The parent company shareholders	(693)	(499)
Non-controlling interests	(2)	(6)
	(695)	(505)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	46,717,308	46,733,844